As filed with the Securities and Exchange Commission on January 27, 1998
                                                    Registration No. 333-

--------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------


                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                           ---------------------------


                          GST TELECOMMUNICATIONS, INC.
 -------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

                                     Canada
 -------------------------------------------------------------------------------
                         (State or other jurisdiction of
                         incorporation or organization)

                                       N/A
 -------------------------------------------------------------------------------
                                  (IRS Employer
                             Identification Number)

                           ---------------------------


                                4001 Main Street
                           Vancouver, Washington 98663
                                 (360) 906-7100
                        (Address and telephone number of
                               Registrant Offices)

                           ---------------------------


                    Daniel L. Trampush, Senior Vice President
                          GST Telecommunications, Inc.
                                4001 Main Street
                           Vancouver, Washington 98663
                                 (360) 906-7100
                       (Name, Address and Telephone Number
                              of Agent for Service)

                                    Copy to:
                              David J. Adler, Esq.
                     Olshan Grundman Frome & Rosenzweig LLP
                                 505 Park Avenue
                            New York, New York 10022

                           ---------------------------


                  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

                  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

                  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

                  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         CALCULATION OF REGISTRATION FEE

================================================================================

                                Proposed
                                Maximum
       Title of      Amount     Aggregate       Proposed Maximum    Amount of
     Shares to be    to be      Price              Aggregate      Registration
      Registered   Registered   Per Share        Offering Price        Fee
--------------------------------------------------------------------------------
Common              352,072     $10.8125(1)     $3,806,778.50       $1,123.00
Shares,
without par
value

================================================================================


(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act, based upon $10.8125, the per Share average of high and low sale prices of the Registrant's Common Shares as reported by the American Stock Exchange for trading on January 23, 1998.

                             ----------------------

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS

                  SUBJECT TO COMPLETION, DATED JANUARY 27, 1998

                              352,072 COMMON SHARES

                          GST TELECOMMUNICATIONS, INC.

         This Prospectus relates to the reoffer and resale by certain selling shareholders (the "Selling Shareholders") of Common Shares, without par value (the "Common Shares"), of GST Telecommunications, Inc. (the "Company") (i) issued by the Company to the Selling Shareholders in connection with the acquisition by the Company of TotalNet Communications, Inc. ("TotalNet") and
(ii) issuable upon exercise of a warrant issued to Dillon, Read & Co. Inc. in connection with services performed on behalf of the Company.

         The Selling Shareholders have advised the Company that the resale of their Common Shares may be effected from time to time in one or more transactions solely on the American Stock Exchange (the "AMEX"), in negotiated transactions or otherwise at market prices prevailing at the time of the sale or at prices otherwise negotiated. The Selling Shareholders may effect such transactions by selling the Common Shares to or through broker-dealers who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Common Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). Any broker-dealer acquiring the Common Shares from the Selling Shareholders may sell such securities in its normal market making activities, through other brokers on a principal or agency basis, in negotiated transactions, to its customers or through a combination of such methods. See "Plan of Distribution." The Company will bear all expenses in connection with the preparation of this Prospectus.

--------------------------------------------------------------------------------


             AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES
                             A HIGH DEGREE OF RISK.

                      SEE "RISK FACTORS" AT PAGE 4 HEREOF.

--------------------------------------------------------------------------------


         The Common Shares are traded on the AMEX under the symbol "GST" and on the Toronto Stock Exchange (the "TSE") and the Vancouver Stock Exchange (the "VSE") under the symbol "GTE.U." On January 23, 1998, the last sale price for the Common Shares on the AMEX was $10.8125.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is        , 1998.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. The Common Shares are listed on the AMEX and such reports and other information may also be inspected at the offices of the AMEX, 86 Trinity Place, New York, New York 10006.

                                TABLE OF CONTENTS

AVAILABLE INFORMATION..................................................  -2-

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE........................  -3-

RISK FACTORS...........................................................  -4-

THE COMPANY............................................................ -17-

MATERIAL CHANGES....................................................... -17-

USE OF PROCEEDS........................................................ -18-

SELLING SHAREHOLDERS................................................... -18-

PLAN OF DISTRIBUTION................................................... -18-

LEGAL MATTERS.......................................................... -19-

EXPERTS  .............................................................. -19-

ADDITIONAL INFORMATION................................................. -19-

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1997, and the Company's Current Report on Form 8-K dated January 6, 1998 are incorporated by reference in this Prospectus and shall be deemed to be a part hereof. All subsequent reports filed by the Company on Forms 10-K, 10-Q, 8-K or otherwise, prior to the termination of this offering, are deemed to be incorporated by reference in this prospectus and shall be deemed to be a part hereof from the date of filing of such documents. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15 of the Exchange Act, subsequently filed by the Company prior to the termination of this offering, are deemed to be incorporated by reference in this Prospectus and shall be deemed to be a part hereof from the date of filing of such documents.

         The Company's  Application for  Registration of its Common Shares under
Section 12(b) of the Exchange Act filed on March 3, 1994 is incorporated by reference in this Prospectus and shall be deemed to be a part hereof.

         The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents. Written requests for such copies should be directed to GST Telecommunications, Inc. at 4001 Main Street, Vancouver, Washington 98663, Attention: Chief Financial Officer. Oral requests should be directed to such individual (telephone number (360) 906-7100).

         No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Shareholders. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby to any person in any state or other jurisdiction in which such offer or solicitation is unlawful. The delivery of this Prospectus at any time does not imply that information contained herein is correct as of any time subsequent to its date.

                                  RISK FACTORS

         THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS
BEFORE MAKING AN INVESTMENT DECISION. CERTAIN MATTERS DISCUSSED IN THIS PROSPECTUS OR WHICH ARE INCORPORATED BY REFERENCE ARE FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED.

Historical And Anticipated Future Operating Losses And Negative EBITDA

         The Company has incurred and expects to continue to incur increasing operating losses and negative EBITDA while it expands its business and builds its customer base. The Company has incurred significant increases in expenses associated with these activities and there can be no assurance that an adequate customer base with respect to any or all of its services will be achieved or sustained. The Company does not expect to achieve a significant market share for any of its services. The Company had a net loss of approximately $113.3 million, an operating loss of approximately $86.5 million and negative EBITDA of $51.9 million for the year ended September 30, 1997 ("Fiscal 1997") and a net loss of approximately $60.4 million, an operating loss of approximately $42.6 million and negative EBITDA of $33.9 million for the fiscal year ended September 30, 1996 ("Fiscal 1996"). There can be no assurance that the Company will achieve or sustain profitability or generate positive EBITDA. On December 31, 1997, the Company entered into an agreement with World Access, Inc. ("World Access") to sell the Company's remaining interest in NACT Telecommunications, Inc. ("NACT") for a purchase price of approximately $89.5 million, consisting of cash and common stock of World Access (see "Material Changes"). Without NACT, the Company would have had a net loss of $117.8 million and negative EBITDA of $59.0 million for Fiscal 1997 and a net loss of $60.6 million and negative EBITDA of $35.0 million for Fiscal 1996. EBITDA consists of loss before interest, income taxes, depreciation and amortization and other non-cash income and expenses. EBITDA is provided because it is a measure commonly used in the telecommunications industry. It is presented to enhance an understanding of the Company's operating results and is not intended to represent cash flow or results of operations in accordance with generally accepted accounting principles for the periods indicated. At September 30, 1997, the Company had a U.S. net operating loss carryforward of approximately $110.6 million and a Canadian net operating loss carryforward of approximately Cdn. $9.2 million. While such loss carryforwards are available to offset future taxable income of the Company, the Company does not expect to generate sufficient taxable income so as to utilize all or a substantial portion of such loss carryforwards prior to their expiration. Further, the utilization of U.S. net operating loss carryforwards against future taxable income is subject to limitation if the Company experiences an "ownership change" as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the "Code") and the analogous provision of the Income Tax Act (Canada) (the "Canada Act").

Development And Expansion Risk And Possible Inability To Manage Growth

         The Company is in the early stages of its operations. Certain of its networks have only recently become commercially operational and the Company has only recently begun to deploy switches in its networks. The success of the Company will depend, among other things, upon the Company's ability to assess potential markets, design fiber backbone routes that provide ready access to a substantial customer base, secure financing, obtain required rights-of-way, building access and governmental permits, implement expanded interconnection and collocation with facilities owned by incumbent local exchange telephone companies ("ILECs") and achieve a sufficient customer base, and upon subsequent developments in state and federal regulations. There can be no assurance that any networks to be developed or further developed will be completed on schedule, at a commercially reasonable cost or within the Company's specifications. In addition, the expansion of the Company's business has involved and is expected to continue to involve acquisitions, which could divert the resources and management time of the Company and require integration with the Company's existing operations. There can be no assurance that any acquired business will be successfully integrated into the Company's operations or that any such business will meet the Company's expectations. The Company's future performance will depend, in part, upon its ability to manage its growth effectively, which will require it to continue to implement and improve its operating, financial and accounting systems, to expand, train and manage its employee base and to effectively manage the integration of acquired businesses. These factors and others could adversely affect the expansion of the Company's customer base and service offerings. The Company's inability either to expand in accordance with its plans or to manage its growth could have a material adverse effect on its business, financial condition and results of operations.

Significant Capital Requirements

         The Company estimates that its capital expenditures will be approximately $286.0 million from October 1, 1997 through December 31, 1998. The Company believes that the net proceeds of the public offering consummated in November 1997 (the "1997 Offering") of 12 3/4% Senior Subordinated Accrual Notes due 2007 (the "Accrual Notes") and 6,440,000 Common Shares, together with cash on hand, including the remaining proceeds from the private placement offering consummated in May 1997 (the "Secured Notes Offering") of 13 1/4% Senior Secured Notes due 2007 (the "Secured Notes") (which, other than the amount pledged to fund the first six interest payments on the Secured Notes, will be used to purchase equipment) and borrowings expected to be available under a credit facility (the "Tomen Facility") with Tomen America, Inc. and its affiliates (collectively, "Tomen") and equipment financing agreements with Siemens Telecom Networks ("Siemens") and NTFC Capital Corp. ("NTFC"), will provide sufficient funds for the Company to expand its business as presently planned and to fund its operating expenses through March 2000. Thereafter, the Company expects to require additional financing. In the event that the Company's plans or assumptions change or prove to be inaccurate, or the foregoing sources of funds prove to be insufficient to fund the Company's growth and operations, or if the Company consummates acquisitions, the Company may be required to seek additional capital (or seek additional capital sooner than currently anticipated). Sources of financing may include public or private equity or debt financing by the Company or its subsidiaries, sales of assets or other financing arrangements. There can be no assurance that such additional financing would be available to the Company or, if available, that it could be obtained on acceptable terms or within the limitations contained in the Company's financing arrangements. Failure to obtain such financing could result in the delay or abandonment of some or all of the Company's development and expansion plans and expenditures and could have a material adverse effect on the Company. Such failure could also limit the ability of the Company to make principal and interest payments on its outstanding indebtedness, which would have a material adverse effect on the value of the Common Shares. The Company has no material working capital or other credit facility under which it may borrow for working capital and other general corporate purposes. There can be no assurance that such a facility will be available to the Company in the future or that if such a facility were available, that it would be available on terms and conditions acceptable to the Company.

Substantial Indebtedness

         At September 30, 1997, the Company had outstanding on a consolidated basis approximately $638.7 million of indebtedness. In addition, the accretion of original issue discount will cause a $122.8 million increase in liabilities by December 15, 2000 relating to the 13 7/8% Senior Discount Notes due 2005 of GST USA (the "Senior Notes") and the 13 7/8% Convertible Senior Subordinated Discount notes due 2005 of the Company (the "Convertible Notes" and together with the Senior Notes, the "1995 Notes") sold in December 1995 and a $122.9 million increase in liabilities relating to the Accrual Notes by November 15, 2002. The Indentures relating to the 1995 Notes (the "1995 Indentures"), the indenture relating to the Secured Notes (the "Secured Notes Indenture") and the indenture relating to the Accrual Notes (the "Accrual Notes Indenture" and
together with the 1995 Indentures and the Secured Notes Indenture, the "Indentures") limit, but do not prohibit, the incurrence of additional indebtedness by the Company. At

September 30, 1997, the Company had $25.0 million of availability under the Tomen Facility to finance the development and construction of additional networks, if and to the extent that proposals for funding projects are approved by Tomen. The Company expects to incur substantial additional indebtedness in the future. The Company has entered into loan agreements with Siemens (the "Siemens Loan Agreement") that provides for up to an aggregate of $226.0 million in equipment financing, of which $116.0 million is presently available to the Company (and of which $5.8 million has been provided at September 30, 1997). The Company may seek to increase the amount available up to $226.0 million on an as-needed basis, subject to the negotiation and execution of mutually satisfactory documentation. The Company also entered into an agreement with NTFC (the "NTFC Loan Agreement") for up to $50.0 million of additional equipment financing (of which $44.6 million had been provided at September 30, 1997). There can be no assurance that any additional financing will be available to the Company on acceptable terms or at all.

         The level of the Company's indebtedness could have important consequences to its future prospects, including the following: (i) limiting the ability of the Company to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes; (ii) requiring that a substantial portion of the Company's cash flow from operations, if any, be dedicated to the payment of principal of and interest on its indebtedness and other obligations; (iii) limiting its flexibility in planning for, or reacting to changes in, its business; (iv) the Company will be more highly leveraged than some of its competitors, which may place it at a competitive disadvantage; and (v) increasing its vulnerability in the event of a downturn in its business.

Possible Inability To Service Debt

         In connection with the buildout of its networks and expansion of competitive local exchange telephone companies ("CLEC") services, the Company has been experiencing increasing negative EBITDA. The Company's earnings before fixed charges were insufficient to cover fixed charges for Fiscal 1997 and Fiscal 1996 by $127.0 million and $62.9 million, respectively and the Company's EBITDA minus capital expenditures and interest expense for Fiscal 1997 and
Fiscal 1996 was negative $315.3 million and negative $152.7 million, respectively. There can be no assurance that the Company will be able to improve its earnings before fixed charges or EBITDA or that the Company will be able to meet its debt service obligations. As the Company does not currently have a revolving credit facility, if a shortfall occurs, alternative financing would be necessary in order for the Company to meet its liquidity requirements and there can be no assurance that such financing would be available. In such event, the Company could face substantial liquidity problems. In addition, the Company anticipates that cash flow from operations may be insufficient to repay the 1995 Notes, Secured Notes and the Accrual Notes at maturity and that such indebtedness will need to be refinanced. There can be no assurance that the Company will be able to effect such refinancing. The ability of the Company to meet its obligations and to effect such refinancings will be dependent upon, among other things, the future performance of the Company, which will be subject to prevailing economic conditions and to financial, business and other factors, including factors beyond the control of the Company. Failure by the Company to meet its obligations could result in a default on its indebtedness, which would permit the holders of substantially all of the Company's indebtedness to accelerate the maturity thereof.

Financial And Operating Restrictions Imposed By Existing Indebtedness

         The Company's financing arrangements impose significant operating and financial restrictions on the Company. Such restrictions affect, and in certain cases significantly limit or prohibit, among other things, the ability of the Company to incur additional indebtedness or to create liens on its assets, sell assets, engage in mergers or acquisitions or make investments. Failure to comply with any such covenant could result in a default thereunder, which could result in an acceleration of such indebtedness.

Difficulties In Implementing Local And Enhanced Services

         The Company has begun to deploy and plans to continue to deploy high capacity digital switches in the cities in which it operates or plans to operate networks, as well as in certain cities where the Company will rely on ILEC facilities for transmission. This will enable the Company to offer a variety of switched access services, enhanced services and local dial tone. The Company expects negative EBITDA from its switched services during the 24 to 36 month period after a switch is deployed. For switches operating in conjunction with the Company's networks, the Company expects operating margins to improve as the network is expanded and larger volumes of traffic are carried on the Company's network. For switches operating in cities where the Company will rely on ILEC facilities for transmission, the Company will experience lower or negative operating margins, the ILECs will be required to unbundle local tariffs and permit the Company to purchase only the origination and termination services it needs, thereby decreasing operating expenses, there can be no assurance that such unbundling will be effected in a timely manner and result in prices favorable to the Company. In addition, the Company's ability to successfully implement its switched and enhanced services will require the negotiation of resale agreements with ILECs and other CLECs and the negotiation of interconnection agreements with ILECs, which can take considerable time, effort and expense.

         In August 1996, the Federal Communications Commission (the "FCC") released a decision implementing the interconnection portions of the Telecommunications Act (the "Interconnection Decision"). The Interconnection
Decision establishes rules for negotiating interconnection agreements and guidelines for review of such agreements by state public utilities commissions. On July 18, 1997, the Court of Appeals for the Eighth Circuit (the "Eighth Circuit") vacated certain portions of the Interconnection Decision, including provisions establishing a pricing methodology for unbundled elements and a procedure permitting new entrants to "pick and choose" among various provisions of existing interconnection agreements between ILECs and their competitors. On October 14, 1997 the Eighth Circuit issued a decision vacating additional FCC rules that will likely have the effect of increasing the cost of obtaining the use of combinations of an ILEC's unbundled network elements. The Eighth Circuit decision creates uncertainty about the rules governing pricing, terms and conditions of interconnection agreements, and could make negotiating and enforcing such agreements more difficult and protracted and may require renegotiation of existing agreements. The Company had negotiated a number of interconnection agreements with ILECs prior to the Eighth Circuit decision. There can be no assurance that the Company will be able to obtain interconnection agreements on terms acceptable to the Company. The FCC has sought a writ of certiorari from the Supreme Court for review of the Eighth Circuit decision. See "-- Competition."

         Many new carriers, including the Company, have experienced certain difficulties with respect to provisioning, interconnection and the operational support systems used by new carriers to order and receive network elements and wholesale services from the ILECs. These systems are necessary for new carriers such as the Company to provided local service to customers on a timely and competitive basis. The FCC has recently created a task force to examine problems that have slowed the development of local telephone competition. In addition, the Telecommunications Act creates incentives for RBOCs to permit access to their facilities by denying such carriers the ability to provide long distance services until there is adequate competition at the local level. Certain of the ILECs in the Company's markets are not yet permitted to offer long distance services and there can be no assurance that these ILECs will be accommodating to the Company once they are permitted to offer long distance service. Should the Company be unable to obtain the cooperation of an ILEC in a region, whether or not such ILEC has been authorized to offer long distance service, the Company's ability to offer local services in such region on a timely and cost-effective basis would be adversely affected.

         The Company is a recent entrant into the newly created competitive local telecommunications services industry. The local dial tone services market was only recently opened to competition due to the passage of the Telecommunications Act and related regulatory rulings. There are numerous operating complexities associated with providing these services. The Company will be required to develop new products, services and systems and will need to develop new marketing initiatives to sell these services.

         The Company's switched services may not be profitable due to, among other factors, lack of customer demand, inability to secure access to facilities of ILECs at acceptable rates, competition from other CLECs and pricing pressure from the ILECs. The Company has very limited experience providing switched access and local dial tone services and there can be no assurance that the Company will be able to successfully implement its switched and enhanced services strategy.

         Implementation of the Company's switched and enhanced services is subject to the Company's ability to obtain equipment financing for switches and upon equipment manufacturers' ability to meet the Company's switch deployment schedule. Although as of September 30, 1997 the Company had $115.5 million of proceeds available under its equipment financings, there can be no assurance that switches will be deployed on the schedule contemplated by the Company or that, if deployed, such switches will be utilized to the degree contemplated by the Company.

Recent Commencement Of Integrated Marketing Effort

         The Company has only recently begun an integrated marketing effort of its telecommunication service offerings. Historically, the Company has marketed its access services primarily to long distance carriers and significant end-users of telecommunications services, and its long distance services to small businesses and consumers. Although the Company expects to market a variety of telecommunications services to all of its customers, there can be no assurance that the Company will be able to attract and retain new customers or retain and sell additional services to existing customers.

Dependence On Key Customers

         The Company's five largest telecommunications services customers accounted for approximately 20.8% and 46.9% of the Company's consolidated telecommunications services revenues for Fiscal 1997 and Fiscal 1996, respectively. It is anticipated that during the early stages of development of individual networks, before obtaining a sufficient amount of end-user revenues, the Company will be dependent on a limited number of long distance carriers for a significant portion of its local revenues. While long distance carriers have high volume requirements and have utilized CLECs, they generally are more price sensitive than end-users. The five largest customers of the Company's manufacturing operations accounted for 28.5% and 13.4% of the Company's consolidated product revenues for Fiscal 1997 and Fiscal 1996, respectively. The loss of, or decrease of business from, one or more significant customers could have a material adverse effect on the business, financial condition and results of operations of the Company.

Risks Relating To Long Distance Business

         For Fiscal 1997 and Fiscal 1996, long distance represented 59.2% and 56.0% of the Company's consolidated telecommunications services revenues, respectively. The long distance business is extremely competitive and prices have declined substantially in recent years and are expected to continue to decline. In addition, the long distance industry has historically had a high average churn rate, as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. See "-- Competition." The Company relies on other carriers to provide transmission and termination services for a majority of its long distance traffic. The Company has resale agreements with long distance carriers to provide it with transmission services. Such agreements typically provide for the resale of long distance services on a per minute basis with minimum volume commitments. Negotiation of these agreements involves estimates of future supply and demand for transmission capacity as well as estimates of the calling pattern and traffic levels of the Company's future customers, In the event the Company fails to meet its minimum volume commitments, it may be obligated to pay underutilization charges and in the event it underestimates its need for transmission capacity, the Company may be required to obtain capacity through more expensive means.

Dependence On Billing, Customer Services And Information Systems

         Sophisticated information and processing systems are vital to the Company's growth and its ability to monitor costs, bill customers, provision customer orders and achieve operating efficiencies. Billing and information systems for the Company's historical lines of business have been produced largely in-house with partial reliance on third-party vendors. These systems have generally met the Company's needs due in part to the low volume of customer billing. As the Company transitions to the provisioning of local services and as its long distance and Internet operations continue to expand, the need for sophisticated billing and information systems will increase significantly. The Company's plans for the development and implementation of its billing systems rely, for the most part, on the delivery of products and services by third party vendors. Similarly, the Company is developing customer call centers to provision service orders. Information systems are vital to the success of the call centers, and the information systems for these call centers are largely being developed by third party vendors. Failure of these vendors to deliver proposed products and services in a timely and effective manner and at acceptable costs, failure of the Company to adequately identify all of its information and processing needs, failure of the Company's related processing or information systems, or the failure of the Company to upgrade systems as necessary could have a material adverse effect on the ability of the Company to reach its objectives, its financial condition and its results of operations.

Competition

         The telecommunications industry is highly competitive. In most markets, the Company's principal competitor for local exchange services is the Regional Bell Operating Company ("RBOC") or GTE Corporation and its affiliated companies (collectively, the "GTE Companies"). Other competitors may include other CLECs, microwave and satellite carriers, wireless telecommunications providers and private networks built by large end-users. Potential competitors (using similar or different technologies) include cable television companies, utilities and RBOCs outside their current local service areas. In addition, the Company anticipates competition from large long distance carriers, such as AT&T Corp. ("AT&T"), MCI Communications Corporation ("MCI"), Sprint Corporation ("Sprint") and WorldCom Inc. ("WorldCom") which have begun to offer integrated local and long distance telecommunications services. AT&T also has recently announced its intention to offer local services using a new wireless technology. Consolidation of telecommunications companies and the formation of strategic alliances within the telecommunications industry, as well as the development of new technologies, could give rise to significant new competitors to the Company. In addition, a continuing trend toward business combinations and strategic alliances in the telecommunications industry may further enhance competition. For example, WorldCom acquired MFS Communications Company, Inc. ("MFS"), and recently announced that it entered into agreements to acquire each of Brooks Fiber Properties Inc. ("Brooks") and MCI, each of which compete with the Company in several of the markets in which the Company operates. The Company cannot determine what effect such acquisitions will have on the Company's business, financial condition and results of operations.

         As a recent entrant in the integrated telecommunications services industry, the Company has not achieved and does not expect to achieve a significant market share for any of its services. In particular, the RBOCs, the GTE Companies and other local telephone companies have long-standing relationships with their customers, have financial, technical and marketing resources substantially greater than those of the Company, have the potential to subsidize competitive services with revenues from a variety of businesses and currently benefit from certain existing regulations that favor the ILECs over the Company in certain respects. While recent regulatory initiatives, which allow CLECs such as the Company to interconnect with ILEC facilities, provide increased business opportunities for the Company, such interconnection opportunities have been accompanied by increased pricing flexibility for and relaxation of regulatory oversight of the ILECs.

         To the extent the Company interconnects with and uses ILEC networks to service its customers, the Company will be dependent upon the technology and capabilities of the ILECs to meet certain telecommunications needs of the Company's customers and to maintain its service standards. The Company will become increasingly dependent on interconnection with ILECs as switched services become a greater percentage of the Company's business. The Telecommunications Act imposes interconnection obligations on ILECs, but there can be no assurance that the Company will be able to obtain the interconnection it requires at rates, and on terms and conditions, that permit the Company to offer switched services at rates that are simultaneously competitive and profitable. In the event that the Company experiences difficulties in obtaining high quality, reliable and reasonably priced service from the ILECs, the attractiveness of the Company's services to its customers could be impaired.

         The long distance telecommunications industry has relatively insignificant barriers to entry, numerous entities competing for the same customers and a high average churn rate, as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. The Company competes with major carriers such as AT&T, MCI, Sprint, and WorldCom as well as other national and regional long distance carriers and resellers, many of whom are able to provide services at costs that are lower than the Company's current costs. In addition, as a result of the Telecommunications Act, the RBOCs are expected to become competitors in the long distance telecommunications industry both outside their service territory and, upon the satisfaction of certain conditions, within their service territory. SBC Communications Corporation ("SBC") has challenged the constitutionality of the provisions conditioning RBOC entry into in-region long distance service. The district court has determined that the provision of the Telecommunications Act that prohibit RBOC entry into long distance markets is unconstitutional. A stay of that decision has been requested.

         As a result of the Company's acquisitions of Action Telcom, Co., Call America Business Communications Corp. and certain of its affiliated companies, TotalNet and the business of Texas-Ohio Communications Inc. and affiliated companies, the Company's long distance operations will account for a significant portion of the Company's revenues. The Company believes that the principal competitive factors affecting its long distance operations are pricing, customer service, accurate billing, clear pricing policies and, to a lesser extent, variety of services. The ability of the Company to compete effectively will depend upon its continued ability to maintain high quality, market driven services at prices generally equal to or below those charged by its competitors. To maintain its competitive posture, the Company believes that it must be in a position to reduce its prices in order to meet reductions in rates, if any, by others. Any such reductions could adversely affect the Company.

         The Internet services market is highly competitive. There are no substantial barriers to entry, and the Company expects that competition will continue to intensify. The Company's competitors in this market include Internet service providers, other telecommunications companies, online services providers and Internet software providers. Many of these competitors have greater financial, technological and marketing resources than those available to the Company.

         The market for telecommunications products is highly competitive and subject to rapid technological change. NACT expects competition to increase in the future from existing competitors in the distributed switching systems market and from other companies that may enter NACT's existing or future markets, including major central office switch vendors. NACT currently competes with a number of lower capacity switch manufacturers such as Communications Product

Development, Inc., Integrated Telephony Products, Inc. and PCS Telecom, Inc. ("PCS Telecom") NACT also competes with providers of open architecture (programmable) hardware switching platforms that are enhanced by applications providers and value added resellers. Such competitors include Excel, Inc., which has agreements with software application providers. As NACT's business develops and it seeks to market its switches to a broader customer base, NACT's competitors may include larger switch and telecommunications equipment manufacturers such as Lucent Technologies Inc., Harris Corporation, Siemens AG, Alcatel Alsthom Telefonaktiebolaget, L.M. Ericcson and Northern Telecom, Ltd. Many of NACT's, current and potential competitors have substantially greater financial, technical and marketing resources than NACT. Increased competition could materially and adversely affect NACT's business, financial condition and results of operations through price reductions and loss of market share. There can be no assurance that NACT will be able to continue to compete successfully with its existing competitors or that it will be able to compete successfully with new competitors.

         The recent World Trade Organization ("WTO") agreement on basic telecommunications services could increase the Company's competition for telecommunication services both domestically and internationally. Under this agreement, the United States and other members of the WTO committed themselves to opening their telecommunications markets to competition and foreign ownership and to adopting regulatory measures to protect competitors against anticompetitive behavior by dominant telephone companies, effective as early as January 1, 1998.

Government Regulation

         The Company's networks and the provision of switched and private line services are subject to significant regulation at the federal, state and local levels. Delays in receiving required regulatory approvals or the enactment of new adverse regulation or regulatory requirements may have a material adverse effect upon the Company. The FCC exercises jurisdiction over the Company with respect to interstate and international services. Additionally, the Company files tariffs with the FCC. On October 29, 1996, the FCC approved an order that eliminates the tariff filing requirements for interstate domestic long distance service provided by non-dominant carriers such as the Company. On February 13, 1997, the United States Court of Appeals for the District of Columbia Circuit stayed the FCC order. In addition, the Company must obtain prior FCC authorization for installation and operation of international facilities and international long distance services. State regulatory commissions exercise jurisdiction over the Company to the extent it provides intrastate services. As such a provider, the Company is required to obtain regulatory authorization and/or file tariffs at state agencies in most of the states in which it operates. Local authorities regulate the Company's access to municipal rights-of-way. The networks are also subject to numerous local regulations such as building codes and licensing. Such regulations vary on a city by city and county by county basis. There can be no assurance that the FCC or state commissions will grant required authority or refrain from taking action against the Company if it is found to have provided services without obtaining the necessary authorizations. If authority is not obtained or if tariffs are not filed, or are not updated, or otherwise do not fully comply with the tariff filing rules of the FCC or state regulatory agencies, third parties or regulators could challenge these actions. Such challenges could cause the Company to incur substantial legal and administrative expenses.

         The Telecommunications Act provides for a significant deregulation of the domestic telecommunications industry, including the local exchange, long distance and cable television industries. The Telecommunications Act remains subject to judicial review and additional FCC rulemaking, and thus it is difficult to predict what effect the legislation will have on the Company and its operations. There are currently many regulatory actions underway and being contemplated by federal and state authorities regarding interconnection pricing and other issues that could result in significant changes to the business conditions in the telecommunications industry. There can be no assurance that these changes will not have a material adverse effect upon the Company. See "--Competition."

         In addition to requirements placed on ILECs, the Telecommunications Act subjects the Company to certain federal regulatory requirements upon the Company's provision of local exchange service in a market. All ILECs and CLECs must interconnect with other carriers, provide nondiscriminatory access to rights-of-way, offer reciprocal compensation for termination of traffic and provide dialing parity and telephone number portability. The Telecommunications Act also requires all telecommunications carriers to ensure that their services are accessible to and usable by persons with disabilities.

         On May 8, 1997, the FCC released an order establishing a significantly expanded federal telecommunications subsidy regime. For example, the FCC established new subsidies for services provided to qualifying schools and libraries with an annual cap of $2.25 billion and for services provided to rural health care providers with an annual cap of $400 million. The FCC also expanded the federal subsidies to low-income consumers. Providers of interstate telecommunications service, such as the Company, as well as certain other entities, must pay for these programs. The Company's share of these federal subsidy funds will be based on its share of certain defined telecommunications end-user revenues. Although the FCC order describes a method for determining the amount the Company must contribute to support these subsidies, the FCC has only provided the contribution factors for the first quarter 1998 Universal Service Fund contributions. The revised factors are 3.19% for the high cost and low income fund and 0.72% for the schools, libraries and health care fund. The amounts contributed may be billed to customers. The Company is currently unable to predict the effect that these required payments will have on its financial condition. In the May 8th order, the FCC also announced that it will soon revise its rules for subsidizing service provided to consumers in high cost areas. Several parties have appealed the May 8th order. Such appeals have been consolidated and transferred to the United States Court of Appeals for the Fifth Circuit where they are currently pending. In addition, on July 3, 1997, several ILECs filed a petition for stay of the May 8th order with the FCC. That petition is pending.

         In a combined Report and Order and Notice of Proposed Rulemaking released on December 24, 1996, the FCC made changes and proposed further changes in the interstate access charge structure. In the Report and Order, the FCC removed restrictions on ILECs' ability to lower access prices and relaxed the regulation of new switched access services in those markets where there are other providers of access services. If this increased pricing flexibility is not effectively monitored by federal regulators, it could have a material adverse effect on the Company's ability to compete in providing interstate access services. On May 16, 1997, the FCC released an order revising its access charge rate structure. The new rules substantially increase the costs that ILECs subject to the FCC's price cap rules ("price cap LECs") recover through monthly, non-traffic sensitive access charges and substantially decrease the costs that price cap LECs recover through traffic sensitive access charges. In the May 16th order, the FCC also announced its plan to bring interstate access rate levels more in line with cost. The plan will include rules that grant price cap LECs increased pricing flexibility upon demonstrations of increased competition (or potential competition) in relevant markets. The manner in which the FCC implements this approach to lowering access charge levels could have a material effect on the Company's ability to compete in providing interstate access services. Several parties have appealed the May 16th order. Those appeals have been consolidated and transferred to the United States Court of Appeals for the Eight Circuit where they are currently pending.

         In addition, federal regulations impose restrictions on foreign ownership of communications service providers utilizing radio frequencies, including microwave radio facilities, and cellular and personal communication service ("PCS") facilities. The operations of GST Telecom Hawaii, Inc. ("GST Hawaii"), a wholly-owned subsidiary of GST that conducts the Company's business in Hawaii, use, among other transmission facilities, microwave radio facilities operating pursuant to FCC licenses granted to Pacwest Network, Inc. ("PNI"), an entity that is controlled by John Warta, the Company's Chairman of the Board and Chief Executive Officer. The FCC also has the authority, which it is not presently exercising, to impose restrictions on foreign ownership of communications service providers not utilizing radio frequencies. In the event the FCC exercises such authority, it could have a material adverse effect on the Company's CLEC and other businesses.

Need To Adapt To Technological Change

         The telecommunications industry is subject to rapid and significant changes in technology, with the Company relying on third parties for the development of and access to new technology. The effect of technological changes on the business of the Company cannot be predicted. The Company believes its future success will depend, in part, on its ability to anticipate or adapt to such changes and to offer, on a timely basis, services that meet customer demands.

         The future success of NACT will depend in part upon its ability to keep pace with advancing technology, evolving industry standards within the telecommunications industry and changing customer requirements in a cost-effective manner. There can be no assurance that NACT's products will not be rendered obsolete by other telecommunications products incorporating technological advances designed by competitors that NACT is unable to incorporate into its products in a timely manner.

Litigation Risks

         The Company is involved in various legal proceedings. An action was commenced against NACT alleging that its telephone systems incorporating prepaid debit card features infringe upon a patent issued in 1987. The Company and GST USA were added as a defendant to such action in August 1997. An unfavorable decision in such action could have a material adverse effect on the Company. Other legal proceedings to which the Company is a party could have an adverse effect on the Company.

Possible Inability To Recover Payments Made To Magnacom

         Magnacom Wireless, L.L.C. ("Magnacom"), a company 99% owned by PNI, controlled by John Warta, the Company's Chairman of the Board and Chief Executive Officer, has acquired various PCS licenses. Magnacom holds 30 MHz (C Block) PCS licenses for eleven markets in Arizona, Arkansas, New Mexico, Oregon and Utah. Magnacom was the winning bidder for 10 MHz licenses in the FCC's F Block in 13 markets in Hawaii, Idaho, Oregon and Washington in an FCC auction. Pursuant to an FCC order dated January 14, 1998, Magnacom was awarded such licenses, subject to the payment of a late fee of $69,356 in respect of Magnacom's late submission of the second downpayment for such licenses.

         Magnacom and the Company have entered into a 12-year reseller agreement (the "Magnacom Reseller Agreement") pursuant to which (i) the Company has been designated a non-exclusive reseller of PCS telephone services in the markets in which Magnacom has obtained licenses, and (ii) Magnacom has agreed to use the Company on an exclusive basis to provide switched local and long distance services and other enhanced telecommunications services, to all of Magnacom's resellers in markets where the Company has operational networks. Magnacom agreed to sell PCS minutes to the Company at $.05 per minute, subject to downward adjustment to equal the most favorable rates offered to Magnacom's other resellers (but in no event less than Magnacom's cost). In connection with the Magnacom Reseller Agreement, as of September 30, 1997, the Company had paid Magnacom approximately $14.0 million as prepayments for future PCS services. Magnacom and the Company are presently in negotiations with respect to modifying the Magnacom Reseller Agreement to reflect certain regularly requirements and to provide clarification as to the basis upon which the Company and Magnacom will provide such services.

         In addition, the Company has been granted a conditional option to acquire up to PNI's entire interest in Magnacom (currently 99%), conditioned upon Magnacom and the Company entering into an agreement for the construction and/or operation of Magnacom's facilities. If and when the condition precedent is met, the exercise of the option will be subject to compliance with all applicable FCC regulations relating to prior approval of any transfer of control of PCS licenses, including those relating to foreign ownership or control and requirements regarding the ownership of C and F block licenses and interests in C and F block licenses. Accordingly, until such time as FCC regulations or administrative action permit the Company to own in excess of 25% of Magnacom, the option by its terms is limited to a 24% interest in Magnacom.

         In February 1997, an affiliate of Magnacom, PCS Plus Pacific, Inc. formerly known as Guam Net, Inc. ("PCS Plus Pacific"), acquired from Poka Lambro Telephone Cooperative, Inc. a 30 MHz (A Block) PCS license from the FCC in the market consisting of Guam and the Northern Mariana Islands. Concurrently, the Company entered into a reseller agreement on terms substantially similar to the Magnacom Reseller Agreement and paid PCS Plus Pacific approximately $0.4 million as a prepayment for future PCS services.

         In addition, the Company may issue a warrant to purchase up to 4% of the then outstanding Common Shares in connection with financing for Magnacom. If such warrant is issued, the Company will record a one-time noncash charge, in an amount equal to the value of the warrant.

         The provision of wireless telecommunications service by Magnacom and PCS Plus Pacific will be dependent upon their ability to obtain the financing necessary to make payments to the FCC under the terms of their licenses, to obtain working capital and to build the required facilities, including the purchase of telecommunications equipment. There can be no assurance that Magnacom or PCS Plus Pacific will obtain such financing or be able to provide PCS services. In such event, the Company would likely be unable to recover its payments to Magnacom and PCS Plus Pacific.

Dependence On Key Personnel

         The efforts of a small number of key management and operating personnel will largely determine the Company's success and the loss of any of such persons could adversely affect the Company. The success of the Company also depends in part upon its ability to hire and retain highly skilled and qualified operating, marketing, financial and technical personnel. The competition for qualified personnel in the telecommunications industry is intense and, accordingly, there can be no assurance that the Company will be able to hire or retain necessary personnel.

Dependence On Rights-of-way And Other Third Party Agreements

         The Company must obtain easements, rights-of-way, entry to premises, franchises and licenses from various private parties, actual and potential competitors and state and local governments in order to construct and operate its networks. There can be no assurance that the Company will obtain rights-of-way and franchise agreements on acceptable terms or that current or potential competitors will not obtain similar rights-of-way and franchise agreements that will allow them to compete against the Company. If any of the existing franchise or license agreements were terminated or not renewed and the Company were forced to remove its fiber optic cables or abandon its networks in place, such termination could have a material adverse effect on the Company.

Variability Of Quarterly Operating Results

         As a result of the limited revenues and significant expenses associated with the expansion and development of its networks and services, the Company anticipates that its operating results could vary significantly from period to period. In addition, revenues relating to the Company's network businesses are and may continue to be dependent upon a small number of customers and contracts, revenues under which are likely to vary significantly from period to period.

Volatility Of Market Price Of Common Shares

         Since the Common Shares have been publicly traded, their market price has fluctuated over a wide range and may continue to do so in the future. The market price of the Common Shares could be subject to significant fluctuations in response to various factors and events, including among other things, the depth and liquidity of the trading market of the Common Shares, variations in the Company's operating results and the difference between actual results and the results expected by investors and analysts. In addition, from time to time the stock market has experienced broad price and volume fluctuations that have often been unrelated to the operating performance of companies. These broad market fluctuations also may adversely affect the market price of the Common Shares.

Risk Of Joint Investments

         The Company has invested in one joint venture and may enter into additional joint ventures in the future. There are risks in participating in joint ventures, including the risk that the other joint venture partners may at any time have economic, business or legal interests or goals that are inconsistent with those of the joint venture or the Company. The risk is also present that a joint venture partner may be unable to meet its economic or other obligations to the venture and that the Company may be required to fulfill some or all of those obligations. In addition, to the extent that the Company participates in international joint ventures, the operations of such ventures will be subject to various additional risks not present in the Company's domestic joint ventures, such as fluctuations in currency exchange rates, nationalization or expropriation of assets, import/export controls, political instability, limitations on foreign investment, restrictions on the ability to convert currency and the additional expenses and risks inherent in conducting operations in geographically distant locations with customers speaking different languages and having different cultural approaches to the conduct of business.

         At September 30, 1997, the Company had invested approximately $3.7 million in a publicly-traded Canadian corporation (subsequently renamed GST Global Telecommunications Inc., "Global") and holds approximately 3.6 million shares. On September 30, 1997, Global had approximately 14.1 million shares outstanding. Global is to issue to the Company additional common shares of Global, subject to approval of the VSE, in consideration for the transfer by the Company to Global of its rights in and to a telecommunications project in Mexico. Global has also acquired from Cable & Wireless, Inc. an 80% interest in Vitacom Corporation ("Vitacom"). Vitacom provides voice, high speed data information and other services and manufactures and sells VSATs (very small aperture satellite terminals) and other equipment used to access the Internet.

Risks Of Investment In A Canadian Corporation

         The Company is a Canadian corporation. Certain of its directors and officers and certain of its professionals are residents of Canada. As a result, it may be difficult to effect service of process within the United States upon such directors, officers and professionals or to collect judgments of U.S. courts predicated upon civil liability under U.S. federal securities and other laws. It is uncertain whether Canadian courts would (i) enforce judgments of U.S. courts obtained against the Company or such directors, officers and professionals predicated upon the civil liabilities provisions of U.S. laws or
(ii) impose liabilities in original actions against the Company or its directors, officers and professionals predicated solely upon U.S. laws. In addition, the Company's status as a Canadian company limits the ability of the Company to hold or control radio frequency licenses in the United States.

Shares Eligible For Future Sale

         At September 30, 1997, the Company had outstanding 27,627,442 Common Shares. Of these shares, 22,083,030 Common Shares were freely tradeable, except for any Common Shares held by "affiliates" of the Company within the meeting of Rule 144 under the Securities Act, which shares will be subject to the resale limitation of Rule 144. The remaining 5,544,412 Common Shares were "restricted securities," as that term is defined in Rule 144 and may only be sold pursuant to a registration statement under the Securities Act or an applicable exemption from registration thereunder, including pursuant to Rule 144. In addition, at

September 30, 1997, (i) 3,824,534 Common Shares were reserved for issuance upon exercise of outstanding stock options at prices ranging from $3.55 to $10.00 per share, (ii) 1,596,155 Common Shares were reserved for issuance upon exercise of outstanding warrants at exercise prices ranging from $6.75 to 13.00 per share,
(iii) 3,359,782 Common Shares were reserved for issuance upon conversion of the Convertible Notes (based on the aggregate accreted value of Convertible Notes on September 30, 1997) and (iv) 4,656,587 Common Shares were reserved for issuance upon conversion of the Company's Series A Preference Shares sold in a private placement in February 1997 (the "Redeemable Preferred Shares") (based on the aggregate accreted value of the Redeemable Preferred Shares on September 30,
1997). The Company has registered the resale of the Common Shares issuable upon exercise of the options and warrants (other than those Common Shares issuable to Dillon Read, which are being registered hereby) and the Common Shares issuable upon conversion of the Convertible Notes. The future sale or the expectation of future sales of Common Shares in the public market could adversely affect the prevailing market prices for the Common Shares and could impair the Company's ability to raise capital through the sale of Common Shares.

Potential Anti-takeover Provisions

         The Company's Board of Directors has the authority, without any further vote or action by the Company's shareholders, to issue up to 9,999,500 Preference Shares, without par value (the "Preference Shares"), in one or more series and to determine the designations, powers, preferences and relative, participating, optional or other rights thereof, including without limitation, the dividend rate (and whether dividends are cumulative), conversion rights, voting rights, rights and terms of redemption, redemption price and liquidation preference. Although the Company has no current plans to issue any Preference Shares, the rights of the holders of Common Shares would be subject to, and may be adversely affected by, the rights of the holders of any Preference Shares that may be issued in the future. Issuance of Preference Shares could have the effect of delaying, deterring or preventing a change in control of the Company, including the imposition of various procedural and other requirements that could make it more difficult for holders of Common Shares to effect certain corporate actions, including the ability to replace incumbent directors and to accomplish transactions opposed by the incumbent Board of Directors.

                                   THE COMPANY

         The Company provides a broad range of integrated telecommunications products and services, primarily to business customers located in the western continental United States and Hawaii. As a facilities-based CLEC, the Company operates state-of-the-art, digital telecommunications networks that provide an alternative to ILECs. The Company's full line of products, which offer a "one-stop" solution to customers' telecommunications services requirements, include long distance, Internet, data transmission and private line services and local dial tone services, which were recently introduced.

         The Company's digital networks currently serve 39 markets in Arizona, California, Hawaii, Idaho, New Mexico, Texas and Washington. In addition, the Company has networks under construction which, when completed, will serve three additional markets and expand its regional footprint to Oregon. The Company also constructs, markets and manages longhaul fiber optic facilities, principally in Arizona, California and Hawaii. The Company's longhaul fiber optic facilities currently extend approximately 600 route miles and an additional 1,100 route miles are expected to become operational over the next 12 months.

         Management believes that the Company has an opportunity to leverage its existing network infrastructure and service capabilities to provide customers with an integrated telecommunications package. The Telecommunications Act of 1996 and state regulatory initiatives have substantially changed the telecommunications regulatory environment in the United States. As a result of these regulatory changes, the Company is permitted, in certain states, to provide local dial tone in addition to its existing telecommunications service offerings. In order to capitalize on these opportunities, the Company has accelerated the development of additional networks and longhaul fiber optic facilities within its region while significantly expanding its product and service offerings, primarily with respect to the provision of local services. To facilitate entry into local services the Company has in service five high capacity digital switches, has installed and is currently testing four additional high capacity digital switches and is planning to deploy an additional five such switches through early 1998.

                                MATERIAL CHANGES

         In November 1997, the Company completed the 1997 Offering of 6,440,000 Common Shares at $12.00 per share and $144.0 million of Accrual Notes. The Accrual Notes bear interest at a rate of 12 3/4% per annum, however no interest wiLL be paid thereon prior to May 15, 2003. Until November 15, 2002, interest will accrue and be compounded semi-annually on each May 15 and November 15, commencing May 15, 1998, but will not be payable in cash. From and after November 15, 2002, interest on the principal amount and the final accumulated interest amount of the Accrual Notes will be payable semi-annually. The Accrual Notes are redeemable at the option of the Company, in whole or in part, at any time on or after November 15, 2002. In addition, at any time prior to November 15, 2000, up to 33 1/3% of the aggregate principal amount of the Accrual Notes may be redeemed by the Company from the proceeds of one or more sales of its capital stock (other than redeemable stock); provided that after any such redemption at least $83.3 million aggregate principal amount of Notes remains outstanding. The Company intends to use the net proceeds from the 1997 Offering, aggregating approximately $211.2 million, to fund the expansion of its infrastructure, the expansion of its products and service offerings and for working capital and general corporate purposes.

         On December 31, 1997, the Company entered into an agreement with World Access to sell the Company's remaining interest in NACT for a purchase price of approximately $89.5 million, consisting of cash of approximately $59.6 million and common stock of World Access with a fair market value of approximately $29.9 million. The closing of the sale will take place as soon as possible after satisfaction of certain conditions thereto, which include, but are not limited to: (i) the expiration or termination of the required waiting period after the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (ii) the truth and validity of certain representations and warranties of the Company and World

Access as of the closing date; and (iii) the delivery of certain ancillary documents and agreements contemplated by the agreement. The parties expect the sale to close in the first quarter of 1998.

                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from the reoffer and resale of the Common Shares by the Selling Shareholders.

                              SELLING SHAREHOLDERS

         The following table sets forth (i) the number of Common Shares beneficially owned by each Selling Shareholder as of November 30, 1997, (ii) the number of Common Shares to be offered for resale by each Selling Shareholder and
(iii) the number and percentage of Common Shares to be held by each Selling Shareholder after completion of the offering.

                                                                                                            Number of
                                                                                                          Common Shares
                                                                                                          /Percentage
                                                              Number of                                    of Class to
                                                            Common Shares             Number of              be Owned
                                                               Owned at          Common Shares to be          After
                                                             November 30,           Offered for          Completion of
                 Name and Address(1)                             1997(2)               Resale             the Offering
---------------------------------------------------      ------------------      ------------------    ------------------
George Kelly                                                    68,812                 68,812                        0
Fred Lummis II                                                  39,002                 39,002                        0
Armand Shapiro                                                  28,692                 28,692                        0
Marcie Zlotnik                                                  58,124                 41,080                  17,044/*
Rodney Margolis                                                 21,059                 21,059                        0
James D. Woods                                                  29,523                 18,521                  11,002/*
Mansel M. Rubenstein                                            14,950                 14,950                        0
Franklin Myers                                                  13,261                 13,261                        0
Jack E. Lewis                                                   13,171                 13,171                        0
Stephen B. Kelly                                                10,633                 10,633                        0
Schuyler M. Tilney                                              9,880                  9,880                         0
Kenneth Margolis                                                1,061                  1,061                         0
Sam Shapiro                                                      970                    970                          0
Harold Weiser                                                    970                    970                          0
Tom D. Johnson                                                  1,518                   873                       645/*
Nicole D. Zarr                                                  2,825                   638                     2,187/*
Jack H. Carpenter                                               1,688                   638                     1,063/*
Johanna L. Nadler                                               1,025                   638                       387/*
Marlene A. Roosth                                                604                    392                       212/*
Jennie Strozier                                                  269                    269                          0
Summit Capital Inc.                                             3,143                  3,143                         0
Congregation Beth Israel                                         518                    518                          0
Jewish Federation of Greater Houston                            3,449                  3,449                         0
United Way of Greater Houston                                   1,380                  1,380                         0
Camp For All Foundation                                         1,725                  1,725                         0
Houston Jewish Geriatric Foundation                             1,725                  1,725                         0
Fidelity Investments Charitable Gift                            4,622                  4,622                         0
     Fund
Dillon, Read & Co. Inc.                                         50,000                 50,000                        0

------------------------
*        Less than 1%.

(1) The address for each selling shareholder, with the exception of Dillon, Read & Co. Inc., is c/o Summit Capital Group, LLC, Eight Greenway Plaza, Suite 714, Houston, TX 77046. The address for Dillon, Read & Co. Inc. is 535 Madison Avenue, New York, NY 10022.

(2) The persons named in the table, to the Company's knowledge, have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable and the footnotes to this table. The calculation of Common Shares beneficially owned was determined in accordance with Rule 13d-3 of the Exchange Act.

                              PLAN OF DISTRIBUTION

         This offering is self-underwritten; neither the Company nor the Selling Shareholders have employed an underwriter for the sale of Common Shares by the

Selling Shareholders. The Company will bear all expenses in connection with the preparation of this Prospectus. The Selling Shareholders will bear all expenses associated with the sale of the Common Shares.

         The  Common  Shares  may be sold  from  time  to  time  by the  Selling
Shareholders, or by pledgees, donees, transferees or other successors in interest on the AMEX, at fixed prices that may be changed or at negotiated prices. The Selling Shareholders may effect such transactions by selling shares to or through broker-dealers, and all such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of Common Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

         Any broker-dealer acquiring Common Shares from the Selling Shareholders may sell the shares either directly, in its normal market-making activities, through or to other brokers on a principal or agency basis or to its customers. Any such sales may be at prices then prevailing on the AMEX or at prices related to such prevailing market prices or at negotiated prices to its customers or a combination of such methods. The Selling Shareholders and any broker-dealers that act in connection with the sale of the Common Shares hereunder might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act; any commissions received by them and any profit on the resale of shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. Any such commissions, as well as other expenses incurred by the Selling Shareholders and applicable transfer taxes, are payable by the Selling Shareholders.

                                  LEGAL MATTERS

         Certain legal matters in connection with the issuance of the Common Shares offered hereby have been passed upon for the Company by Messrs. Olshan Grundman Frome & Rosenzweig LLP, 505 Park Avenue, New York, New York 10022. Stephen Irwin, counsel to Olshan Grundman Frome & Rosenzweig LLP, is an officer and director of the Company and holds 76,345 Common Shares and has been granted options and warrants to purchase an additional 600,000 Common Shares. In addition, other attorneys affiliated with such firm hold Common Shares and/or options to purchase Common Shares.

                                     EXPERTS

         The consolidated balance sheets of GST Telecommunications, Inc. and its subsidiaries as of September 30, 1997 and 1996 and the consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the years in the three year period ended September 30, 1997, have been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

         The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Common Shares offered hereby. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.          Other Expenses Of Issuance And Distribution.
--------          --------------------------------------------

         The expenses in connection with the issuance and distribution of the securities being registered, all of which will be paid by the Registrant, are as follows:

SEC Registration Fee..........................................       $1,123.00
Accounting Fees and Expenses..................................       10,000.00
Legal Fees and Expenses.......................................       12,500.00
Blue Sky Fees and Expenses....................................          550.00
Miscellaneous Expenses........................................          827.00
                                                                        ------
Total.........................................................      $25,000.00
                                                                    ==========


Item 15.          Indemnification Of Directors And Officers
--------          -----------------------------------------

         Except as hereinafter set forth, there is no statute, charter provision, by-law, contract or other arrangement under which any controlling person, director or officer of the Company is insured or indemnified in any manner against liability which he may incur in his capacity as such.

         The Company's authority to indemnify its directors and officers is governed by the provisions of Section 124 of the Canada Business Corporations Act, as follows:

         (1) Indemnification. Except in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favor, a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or a person who acts or acted at the corporation's request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of such corporation or body corporate, if

         (a) he acted honestly and in good faith with a view to the best interests of the corporation; and

         (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

         (2) Indemnification In Derivative Actions. A corporation may with the approval of a court indemnify a person referred to in subsection (1) in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favor, to which he is made a party by reason of being or having been a director or an officer of the corporation or body corporate, against all costs, charges and expenses reasonably incurred by him in connection with such action if he fulfills the conditions set out in paragraphs (1)(a) and (b).

         (3) Indemnity As Of Right. Notwithstanding anything in this section, a person referred to in subsection (1) is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by him in connection with the defense of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the corporation or body corporate, if the person seeking indemnity

         (a) was substantially successful on the merits in his defense of the action or proceeding, and

         (b) fulfills the conditions set out in paragraphs (1)(a) and (b).

         (4) Directors' And Officers' Insurance. A corporation may purchase and maintain insurance for the benefit of any person referred to subsection (1) against any liability incurred by him

         (a) in his capacity as a director or officer of the corporation, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the corporation; or

         (b) in his capacity as a director or officer of another body corporate where he acts or acted in that capacity at the corporation's request, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the body corporate.

         (5) Application To Court. A corporation or a person referred to in subsection (1) may apply to a court for an order approving an indemnity under this section and the court may so order and make any further order it thinks fit.

         (6) Notice To Director. An applicant under subsection (5) shall give the Director notice of the application and the Director is entitled to appear and be heard in person or by counsel.

         (7) Other Notice. On an application under subsection (5), the court may order notice to be given to any interested person and such person is entitled to appear and be heard in person or by counsel.

         The Company's by-laws provide that every director and officer of the Company and his heirs, executors, administrators and other legal personal representatives shall be indemnified and held harmless from and against (a) any liability and all costs, charges and expenses that he sanctions or incurs in respect of any action, suit or proceeding that is proposed or commenced against him for or in respect of anything done or permitted by him in respect of the execution of the duties of his office and (b) all other costs, charges and expenses that he sustains or incurs in respect of the affairs of the Company.

         The Company maintains a $25,000,000 directors and officers liability insurance policy.

Item 16.          Exhibits.
--------          ---------

                  Exhibit Index
                  -------------

Exhibit
-------

        *5 Opinion of Olshan Grundman Frome & Rosenzweig LLP with respect to the securities registered hereunder.

    *23(a)        Consent of KPMG Peat Marwick LLP.

    *23(b) Consent of Olshan Grundman Frome & Rosenzweig LLP (included within Exhibit 5).

     24(a)        Powers of Attorney (included on Page II-5).


-----------------------
*Filed herewith

Item 17.          Undertakings
--------          ------------

                  The undersigned registrant hereby undertakes:

                           a)       To file,  during any period in which  offers
or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                           b)       That,  for the  purpose of  determining  any
liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                           c)       To remove  from  registration  by means of a
post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against each such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Vancouver, State of Washington, on this 26th day of January, 1998.

                                         GST TELECOMMUNICATIONS, INC.
                                         ---------------------------------------
                                                        (Registrant)

                                         By:  /s/ John Warta
                                             -----------------------------------
                                               John Warta, Chairman of the Board

                       POWERS OF ATTORNEY AND SIGNATORIES

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated. Each of the undersigned officers and directors of GST Telecommunications, Inc. hereby constitutes and appoints John Warta, Stephen Irwin, Daniel L. Trampush and Clifford V. Sander and each of them singly, as true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him in his name in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and to prepare any and all exhibits thereto, and other documents in connection therewith, and to make any applicable state securities law or blue sky filings, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite or necessary to be done to enable GST Telecommunications, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

              Signature                                 Title                                    Date
              ---------                                 -----                                    ----


   /s/ John Warta                       Chairman of the Board, Chief                         January 26, 1998
-----------------------------------     Executive Officer (Principal
            (John Warta)                Executive Officer) and Director


   /s/ Daniel Trampush                  Senior Vice President and Chief                      January 26, 1998
-----------------------------------     Financial Officer (Principal
          (Daniel Trampush)             Financial Officer)


 /s/ Clifford V. Sander                 Senior Vice President,                               January 26, 1998
-----------------------------------     Treasurer and Chief Accounting
        (Clifford V. Sander)            Officer (Principal Accounting
                                        Officer)


  /s/ Stephen Irwin                     Vice Chairman of the Board,                          January 26, 1998
-----------------------------------     Secretary and Director
           (Stephen Irwin)

/s/Joseph A. Basile, Jr.                President, Chief Operating                           January 26, 1998
-----------------------------------     Officer and Director
       (Joseph A. Basile, Jr.)




              Signature                                 Title                                    Date
              ---------                                 -----                                    ----




 /s/ Robert H. Hanson                   Director                                            January 26, 1998
-----------------------------------
         (Robert H. Hanson)



                                        Director
-----------------------------------
       (W. Gordon Blankstein)

  /s/ Ian Watson                        Director                                            January 26, 1998
-----------------------------------
            (Ian Watson)

 /s/ Peter E. Legault                   Director                                            January 26, 1998
-----------------------------------
         (Peter E. Legault)



 /s/ Jack G. Armstrong                  Director                                            January 26, 1998
-----------------------------------
         (Jack G. Armstrong)



 /s/ Mitsuhiro Naoe                     Director                                            January 26, 1998
-----------------------------------
          (Mitsuhiro Naoe)

/s/ Joseph G. Fogg, III                 Director                                            January 26, 1998
-----------------------------------
        (Joseph G. Fogg, III)


                                        Director
-----------------------------------
          (A. Roy Megarry)

 /s/ Thomas E. Sawyer                   Director                                            January 26, 1998
-----------------------------------
           (Thomas Sawyer)

The Company's Authorized Representative
in the United States

/s/ Daniel Trampush                                                                         January 26, 1998
-----------------------------------
Daniel L. Trampush


                                                       EXHIBIT INDEX

EXHIBIT

        *5 Opinion of Olshan Grundman Frome & Rosenzweig LLP with respect to the securities registered hereunder.

    *23(a)        Consent of KPMG Peat Marwick LLP.

    *23(b) Consent of Olshan Grundman Frome & Rosenzweig LLP (included within Exhibit 5).

     24(a)        Powers of Attorney (included on Page II-5).

-----------------------
*Filed herewith